Exhibit g(2)

        CASH SERVICES ADDENDUM, dated as of December 18, 1997 (this "Addendum"), to the CUSTODIAN AGREEMENT (the "Agreement") between BANKERS TRUST COMPANY (the "Custodian") and each of the following investment companies: BT Investment Funds, BT Institutional Funds, BT Pyramid Mutual Funds, BT Advisor Funds, Cash Management Portfolio, Treasury Money Portfolio, Tax Free Money Portfolio, NY Tax Free Money Portfolio, International Equity Portfolio, Short/Intermediate U.S. Government Securities Portfolio, Equity 500 Index Portfolio, Asset Management Portfolio, Capital Appreciation Portfolio, Intermediate Tax Free Portfolio, and BT Investment Portfolios (each, an "Investment Company").

        WHEREAS, the Custodian has revised the cash services it provides (as described in the attachments to this Addendum, which are incorporated herein by reference), and the Custodian and each Investment Company desire to confirm their understanding with respect to future and prior cash services;

        NOW, THEREFORE, the Custodian and each Investment Company agree as follows:

        1. Until the Custodian receives Instructions to the contrary, the Custodian will (a) hold with Subcustodians, in deposit accounts maintained for the benefit of the Custodian's clients, all Cash received for the Account, (b) credit such interest, if any, on Cash in the Account as the Custodian shall from time to time determine and (c) receive compensation out of any amounts paid by Subcustodians in respect of Cash in the Account.

        2. Pursuant to procedures described in the attachments or otherwise approved by an Investment Company or its investment adviser, the Custodian may (on an overnight or other short-term basis) move certain, or all, currencies of Cash in the Account from any Subcustodian and place it, as deposits or otherwise, with one or more other Subcustodians (including branches and affiliates of the Custodian). The Custodian will notify the Investment Company of any placement procedures it implements and will move Cash in accordance with such procedures until it notifies the Investment Company otherwise or receives

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Instructions to the contrary. The Custodian may credit interest and receive compensation as described in 1 above with respect to any Cash moved.

        3. Any actions by the Custodian and an Investment Company previously taken in conformity with 1 and 2 above (including compensation retained by the Custodian for providing this service) are approved and affirmed.

        4. Capitalized terms used but not defined in this Addendum are used with the respective meanings assigned to them in the Agreement.

        IN WITNESS WHEREOF, this Addendum has been executed as of the day and year first above written.

BANKERS TRUST COMPANY                       EACH INVESTMENT COMPANY
                                            NAMED ABOVE

By: /s/ Richard M. QuintalBy:               /s/ Jay S. Neuman
    Richard M. Quintal                      Jay S. Neuman, Secretary of each
    Managing Director                       Investment Company


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